August 5, 2024

Bruno Bonifacio
Chief Executive Officer
BRB Foods Inc.
Rua Doutor Eduardo de Souza Aranha
387     Conjunto 151
Sao Paulo, SP 04543-121

       Re: BRB Foods Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           File No. 333-276557
           Filed on July 26, 2024
Dear Bruno Bonifacio:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 19, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1
Summary, page 3

1. We note your disclosure that you will launch 64 products in July 2024. Please update as to the status of the launch of the products throughout your registration statement.
Consolidated Financial Statements
Consolidated Balance Sheets, page F-33

2. We refer you to the captions "Common stock, number of authorized shares" and
       "Common stock, number of shares issued and outstanding" on the face of the consolidated balance sheet under negative shareholder's equity. It appears you have included these amounts as line items within your negative shareholder's equity balance. Please revise as this presentation is inappropriate and confusing.
 August 5, 2024
Page 2

Income Statement, page F-34

3. We note your response to prior comment 2 but do not consider your response to fully address our comment. Please revise to disclose the number of shares used to calculate your weighted average shares outstanding on a basic and diluted basis pursuant to ASC 260-10-45. Additionally, please revise your notes to the consolidated financial statements to disclose any securities that could potentially dilute basis EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. In this regard, we note the company issued had convertible notes during fiscal year 2023 and 2024. Refer to the guidance outlined in
       ASC 260-10-50-45
Exhibits

4. We note your disclosure regarding an RSU Agreement. Please file the RSU Agreement as an exhibit to your registration statement, or otherwise tell us why you are not required to do so.
       Please contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Mitchell Lampert